UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549
____________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number: 1-35016

SGOCO Group, Ltd.

UNIT 1614, NORTH TOWER,

CONCORDIA PLAZA

NO 1 SCIENCE MUSEUM ROAD

TSIM SHA TSUI EAST, KOWLOON

HONG KONG

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 7, 2018, SGOCO Group, Ltd., its wholly-owned subsidiary, Giant Connection Limited, and Paris Sky Limited closed the Share Exchange Agreement, dated May 21, 2018.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: June 7, 2018	By:	/s/ Shi-bin Xie
Shi-bin Xie
President and Chief Executive Officer

3